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MAR 2018

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18006125

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAG TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7125 ORCHARD LAKE ROAD SUITE 300
(No. and Street)

WEST BLOOMFIELD	MI	48322
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACKIS SLOAN 312-431-0047
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA PC
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd. # 1702	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Craig Bauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAG TRADING, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

BRIAN HOMESZYN
Notary Public, State of Michigan
County of Oakland
My Commission Expires Oct. 11, 2019
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAG Trading, LLC

(A Delaware Limited Liability Company)
Financial Statements
And Independent Audit Report
December 31, 2017

(Filed pursuant to SEC rule 17a-5)

JAG Trading, LLC
(A Delaware Limited Liability Company)
Index
December 31, 2017

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member,
of JAG Trading, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JAG Trading, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of JAG Trading, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of JAG Trading, LLC's management. Our responsibility is to express an opinion on JAG Trading, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JAG Trading, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Robert Cooper & Company CPA

Robert Cooper & Company CPA PC
We have served as JAG Trading, LLC's auditor since 2010.
Chicago, Illinois 60604
February 23, 2018

JAG Trading, LLC
(A Delaware Limited Liability Company)
Statement of Financial Condition
As of December 31, 2017

Assets		
Cash and cash equivalents	$	85,276
Marketable securities		
Options at fair value		297,923
Equities at fair value		53,129,029
Debt		274,809
Total securities owned at fair value		53,701,761
Due from clearing firm		26,873,934
Accrued dividend and interest receivable		22,947
JBO Preferred stock		10,000
Total Assets	$	80,693,918

Liabilities		
Securities sold, net yet purchased at fair value	$	45,107,154
Short options at fair value		4,575,555
Total positions sold, net yet purchased at fair value		49,682,709
Accrued expenses payable		15,306
Accrued commissions, interest and short stock rebate payable		12,170
Total Liabilities		49,710,185
Member equity		30,983,733
Total Liability and Member Equity	$	80,693,918

The accompanying notes are an integral part of these financial statements.

JAG Trading, LLC
(A Delaware limited Liability Company)
Notes to the Financial Statements
Year Ended December 31, 2017

Note 1 Organization

JAG Trading, L.L.C. (the "Company"), A Delaware limited liability company was formed on June 15, 2001. The business of the Company is to engage in the speculative trading of equities, index options, futures and options thereon, for its own account on organized exchanges in the United States of America. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Stock Exchange ("CHX"). The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the SEC, since the Company does not trade on behalf of customers, effects transactions only with other broker-dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner.

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

Note 2 Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange equity stocks and equity debt securities, including options thereon. These derivative financial contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on trade date.

Foreign currency transactions: The Company's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation of transactions denominated in foreign currencies to U.S. dollars are reported in income currently.

Securities and derivatives transactions: Securities and derivative transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. Realized gains and losses and change in unrealized gains and losses are reflected in proprietary trading, net in the statement of operations. Related trading expenses are recorded on a trade-date basis as transactions occur. Futures transactions are recorded in receivable from/ payable to clearing brokers in the statement of financial condition, netted by clearing broker. The remaining derivatives are classified as derivative financial instruments in the statement of financial condition.

The Company recognizes interest paid and earned on the accrual basis and dividend income is recognized on the ex-dividend date. The Company accounts for its financing activities on an accrual basis.
Receivables from and payables to clearing brokers: Receivables and payables relating to trades pending settlement are netted in receivables from and payables to clearing brokers in the statement of financial condition, netted by clearing broker. The Company may obtain short-term financing against its positions.
Additionally, when the requirements are met, the Company offsets certain amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions held at the same clearing broker.

Income Taxes: A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the

Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2017.

Statement of Cash Flows: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Depreciation: Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software. The Company writes off immediately all computer equipment.

NOTE 3 Recent Accounting Development

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), to clarify the principles for recognizing revenue. In August 2015, the FASB subsequently issued ASU No. 2015-14, Deferral of the Effective Date. The amendments in this Update defer the effective date of Update 2014-09 for all entities by one year. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017. For non-public entities, the standard is effective for annual reporting periods beginning after December 15, 2018. The accounting for a broker-dealer's proprietary trading operations and lending activities (including securities lending and repurchase arrangements) will not be in the scope of the new standard. Recognition of interest and dividend income and expense from financial instruments owned or sold short, interest (rebate) from securities lending, repurchase agreements and similar arrangements also will be outside the scope of the standard. Recognition of realized and unrealized gains and losses on the transfer and de-recognition of financial instruments will continue to be within the scope of Accounting Standards Codification (ASC) 860.

In August 2014, the Financial Accounting Standards Board issued ASU 2014-15 Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The new standards update requires management to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements are issued. If substantial doubt exists, additional disclosures are required. These changes are effective for the annual financial statement period ending after December 15, 2016, and for subsequent annual periods and interim periods. Early application is permitted. This update was effective for the Company's annual period ended December 31, 2017. The initial assessment of the Company did not indicate any substantial doubt about the entity's ability to continue as a going concern.

NOTE 4 Clearing Agreements

The Company has a joint back office (JBO) clearing agreement with Goldman Sachs Clearing, LLC The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested 10,000 in a preferred interest in Goldman Sachs Execution and Clearing, LLC. (GSEC) The Company's interest in Goldman Sachs Clearing is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Stock Exchange, (CHX) the Company is required to maintain a minimum net liquidly trading value of $ 1 million in Goldman Sachs Clearing, LLC and is exclusive of the preferred stock value of $10,000.

NOTE 5 Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.
Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Equity securities, equity options, futures contracts, options on futures contracts, convertible preferred shares and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. Mutual funds are valued at the daily closing price as reported by the fund.
U.S. Government securities are generally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.
Corporate bonds are recorded at fair value based on various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as Level 1, 2 or 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

Generally, the fair value represents the amount that the Company could reasonably expect to receive if the investment was sold at the time of valuation, based on information reasonably available at the time of valuation that the Company believes to be reliable including financial statements provided by management of the operating company in which the Company has invested. Those estimated fair values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents.
The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value:

Assets at Fair Value	**Level 1**
Securities	53,129,029
Options and Derivatives	297,923
Debt Securities	274,809
Due from Broker-Dealer	26,873,934
Futures open trade equity	0
Total at Fair Value	80,575,696

Liabilities at Fair Value	**Level 1**
Securities sold, not yet purchased	45,107,154
Options sold, not yet purchased	4,575,555
Total at Fair Value	49,682,709

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that cause the transfer in accordance with the Company's accounting policy.

NOTE 6 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2017, the Company had net capital of $22,844,322 which was $22,744,322 in excess of its required net capital.

In the normal course of business the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome of these matters.

NOTE 7 Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives as well as other derivatives. Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions among them are the size and composition of the positions held interest rates and market volatility. The time period in which options may be exercised, the market value of the underlying instrument and the exercise price affect market risk. The Company's overall exposure to market risk is impacted by its use of hedging strategies. Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of securities or specified financial futures contracts at contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market.

To minimize these risks the Company may hold or sell short the underlying instrument which can be used to settle these transactions often in cash.

Securities sold not yet purchased represent obligations of the Company to deliver specific securities and thereby create liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk the Company generally holds other equity securities options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions it has established accounts with clearing brokers for this purpose. This can and often does result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission SEC and the Commodity Futures Trading Commission CFTC.

Note 8 Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of futures equity options and options on futures. As market maker and liquidity provider in various markets the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized and unrealized gain loss associated with these derivatives is recorded on the statement of operations. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under generally accepted accounting principles.

As of December 31, 2017 and for the year then ended the Company's derivative activities had the following impact on the statement of financial condition:

Derivative	Asset	Notional	Liability	Notional
	FMV	Value	FMV	Value
Long Equity Options	$297,923	$19,235,308		
Equity Options Sold, not yet purchased			$4,575,555	$119,976,567

NOTE 9 Due from Broker-Dealers
Receivable from broker-dealers at December 31, 2017 consist of the following:

Broker-dealer	$ 26,873,934

The amount receivable from broker-dealers is collectible cash primarily from trading of stock and stock options. The cash balance receives interest at less than the broker call rate. The Company clears all transactions through another broker dealer pursuant to their clearing agreement. At December 31, 2017, substantially all assets of the Company are deposited with the clearing broker. Payables to clearing broker relate to the proprietary transactions cleared through such clearing brokers, which amounts are collateralized by securities and derivative financial instruments held by the Company.

NOTE 10 Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. Howèver, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 11 Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.
The Company invests in exchange-traded stocks for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded, whereas the Chicago Stock Exchange ("CHX") acts as the counterparty of the specific transactions and, therefore, bear the risk of delivery to and from the counterparty.
The risk of default depends on the creditworthiness of the Chicago Stock Exchange ("CHX"), who guarantees the transactions. Management does not consider this credit risk to be significant.

NOTE 12 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts
Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460.
The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 13 Preferred Stock

The Company owns preferred in their broker dealer. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 12 Related Party

During the year the following related party transaction occurred:
Principal member Craig Bauer withdrew $ 4,137,842
Management fee to Alana Bauer (spouse of principal member) $63,756
All transactions have been performed at an arm's length.

NOTE 13 Subsequent events

Management has evaluated subsequent events through February 23, 2018, the date the financial statements were issued.